August 2, 2023

Division of Investment Management

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Centaur Mutual Funds Trust (File Nos. 333-117597; 811-21606)

Dear Sir or Madam:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of Centaur Mutual Funds Trust (the “Trust”) is Post-Effective Amendment No. 51 under the 1933 Act and Amendment No. 53 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The primary purpose of the Amendment is to reflect the merger of the Ziegler FAMCO Hedged Equity Fund (the “Acquired Fund”), a series of Trust for Advised Portfolios, into the DCM/INNOVA High Equity Income Innovation Fund (the “Acquiring Fund”), a series of the Trust.

If you have any questions or would like further information, please contact counsel at Blank Rome LLP, Thomas Westle at 212.885.5239 or Margaret Murphy at 212.885.5205.

Sincerely,

/s/ Paul Leone

Paul Leone

Secretary of the Trust